NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica
+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

October 11, 2022

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Neolara Corp.

Registration Statement on Form S-1 Filed September 8, 2022

File No. 333-267330

Dear Eric McPhee, Jennifer Monick, Stacie Gorman and Pam Long:

In response to your letter dated October 4, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2022.

Registration Statement on Form S-1

General

1. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Since inception, the Company has allocated a lot of considerable efforts, a lot of time and money to the development of its business. In furtherance of the Company’s planned business, the Company analyzed the market demand for construction services throughout Costa Rica, explored the solvency of residents interested in this field, investigated different offers within the segment of its markets and possible gaps in this industry. Additionally the Company has purchased the Futureproof Eco Solutions LLC because of its unique registration of the patent and expect to use this patent in future operations. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

1

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with the principal business objective of engaging in construction and producing and supplying concrete. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Response: We are not a blank check company as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.

3. Please review your disclosure and revise as appropriate to address any discrepancies. For example only, we note the following:

•	On your cover page and elsewhere, you state that you intend to sell to family, friends and business acquaintances. However, on page 3, you state that affiliates do not intend to purchase any shares in the offering.
•	On page 1, you state that you bought Futureproof Eco Solutions LLC. However, on page 4, you indicate that you intend to acquire your construction business segment.

Response: We have reviewed and revised our disclosures

General Information about our Company, page 1

4. We note your disclosure regarding the services that you intend to provide. Please advise how you intend to provide these services given that you only have one employee. Additionally, please clarify how you will supply concrete materials if you do not have a factory to produce these materials. Please explain what you mean by "readymade buildings." Please add risk factor disclosure specific to your intended operations.

Response: We have added the following disclosure:

We are going to hire freelance designers and builders depend on the client’s needs as soon as get our first client. Those freelancers will be experienced builders and specialist in architecture, civil, structural design and MEP engineering who work effectively on coordinated and cost effective project.

Currently while we are waiting to get the Patent, we will propose our future clients to use the special concrete using local labor and our technology in theirs construction. If the client agrees the builders can easily produce those concrete. It will increase the awareness of our concrete technology and expand the customer base.

“Readymade buildings” it is typo, we have meant turnkey construction of buildings. We have revised those disclosure.

We have added the following risk factor:

As We Have Specific Intended Operations Our Revenue And Profitability May Be Negatively Affected By Advances In Technology That Creates Alternate Forms Of Concrete.

The construction industry in particular continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of company’s services. Any future changes in technology may change the way we operate our business and add unforeseen costs to our business.

2

Risk Factors

Because the Company's Headquarters and Assets Are Primarily Located..., page 6

5. We note your disclosure that it may be difficult to effect service of process and enforce United States judgments. Please expand your disclosure to specifically discuss the process for effecting service of process and enforcing United States judgments in Costa Rica.

Response: We have expanded the disclosure as follows:

Because Our Principal Assets Are Located Outside Of The United States And Julio Murillo, Our Sole Director And Officer, Resides Outside Of The United States, It May Be Difficult For An Investor To Enforce Any Right Based On U.S. Federal Securities Laws Against Us And/Or Mr. Murillo, Or To Enforce A Judgment Rendered By A United States Court Against Us Or Mr. Murillo.

Our principal operations and assets are located outside of the United States, and Julio Murillo, our sole officer and director is a non-resident of the United States. Therefore, it may be difficult to effect service of process on Mr. Murillo in the United States, and it may be difficult to enforce any judgment rendered against Mr. Murillo. As a result, it may be difficult or impossible for an investor to bring an action against Mr. Murillo, in the event that an investor believes that such investor’s rights have been infringed under the U.S. securities laws, or otherwise. Even if an investor is successful in bringing an action of this kind, the laws of Costa Rica may render that investor unable to enforce a judgment against the assets of Mr. Murillo. As a result, our shareholders may have more difficulty in protecting their interests through actions against our management, director or major shareholder, compared to shareholders of a corporation doing business and whose officers and directors reside within the United States.

Additionally, because of our assets are located outside of the United States, they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. As a result, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws.

Forward Looking Statements, page 10

6. We note your statement that you undertake no obligation to update any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response: We have revised the statement.

Management's Discussion and Analysis..., page 24

7. We note that inflation and changes in interest rates are a prevailing trend in 2022, and that inflation has increased the cost of construction supplies. Please expand your disclosures to elaborate on how increased interest rates have or are expected to impact your operations, including without limitation:

•	Expected changes to your product and services mix, including specific challenges or opportunities a rising interest rate environment presents in the near-term to your construction and asset purchases and sales and the impact that ongoing supply chain challenges or disruptions may have on your ability to make these changes;
•	Any expected decreases in potential sales or product volume, given increased cost of financing;
•	Changes to pricing strategy in the near-term, including how you consider sensitivity to price increases;
•	Adjustments to planned capital expenditures and expansion or product line build-out; • Expected impacts to your short-term funding costs, including working capital for inventory and labor costs; and
•	Anticipated impacts on your acquisition of construction supplies, given your need to finance the transaction via new borrowings.

Please add risk factor disclosure as appropriate.

Response: We have expanded our disclosure and added risk factor disclosure.

3

Signatures, page II-4

8. Please include the signature of the company’s authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

Response: We have included the company’s authorized representative in the United States signature.

You can direct any other comments or questions directly to:

Julio Murillo

Telephone: +1 307 269 0177

Email: neolaracorp@gmail.com

neolaracorp@tutanota.com

/s/ Julio Antonio Quesada Murillo

Julio Antonio Quesada Murillo,

President, CEO and Director

4